Exhibit 99.1

Borqs Technologies Requests for Hearing regarding the

$1 Minimum Bid Price Deficiency

On May 3, 2023, Borqs Technologies, Inc. (Nasdaq: BRQS, or the “Company”) a global provider of 5G wireless solutions, Internet of Things (IoT) solutions, and innovative clean energy, announced that it received written notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has not regained compliance with the minimum bid price of $1 required for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

The Company has engaged the firm of Donohoe Advisory Associates LLC to request a hearing which will stay the suspension or delisting action pending the hearing and the expiration of any extension period granted by the Panel following the hearing. Consequently, the Company’s ordinary shares are expected to remain listed on The Nasdaq Capital Market at least until the Panel renders a decision following the hearing. There can be no assurance that the Panel will determine to continue the Company’s listing on The Nasdaq Capital Market or that the Company will timely evidence compliance with the terms of any extension that may be granted by the Panel following the hearing.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com